EXHIBIT 99.1

Ultrapetrol Reports Financial Results for Fourth Quarter and Full Year 2008

Full Year 2008 Revenues Increase 57% to a Record $303.6 Million

NASSAU, Bahamas, March 17, 2009 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the fourth quarter and full year ended December 31, 2008.

Full Year 2008 Highlights:

 * Recorded full year 2008 revenues of $303.6 million, 57% higher than full year 2007 revenues of $193.8 million;

 * Recorded EBITDA of $116.9 million in 2008 compared with EBITDA in
   2007 of $65.0 million;(1)

 * Recorded net income of $47.5 million, or earnings per share ("EPS")
   of $1.48, for the full year of 2008, compared to net income of $4.4 million, or EPS of $0.14, in the full year of 2007;

 * Excluding the effect of the discontinued operations: recorded
   EBITDA from continuing operations, income from continuing
   operations and EPS from continuing operations of $123.5 million,
   $64.0 million and $1.99 per share, respectively, for the full year
   2008 as compared with EBITDA from continuing operations, income from continuing operations and EPS from continuing operations of
   $63.9 million, $8.4 million and $0.26 per share, respectively, for the equivalent period of 2007;

 * Adjusted EBITDA, adjusted net income and adjusted EPS of $105.1 million, $30.8 million and $0.96 per share, respectively, for the full year 2008 as compared with adjusted EBITDA, adjusted income and adjusted EPS of $76.7 million, $19.4 million and $0.62 per share, respectively, for the equivalent period of 2007;(2)

 * Excluding the effect of the discontinued operations: adjusted
   EBITDA from continuing operations, adjusted income from
   continuing operations and adjusted EPS from continuing operations of $111.8 million, $47.3 million and $1.47 per share, respectively, for the full year 2008 as compared with adjusted EBITDA from continuing operations, adjusted income from continuing
   operations and adjusted EPS from continuing operations of $75.6 million, $23.4 million, $0.74 per share, respectively, for the equivalent period of 2007;

 * Signed and drew down two 12-year Senior Credit Loan facilities with
   IFC totaling $60.0 million and a $15.0 million Parallel Loan with the OPEC Fund for International Development ("OFID"). All three loans having four years of grace on payment of principal to partially finance our River Business growth programs;

 * Signed a 12-year secured term loan of up to $93.6 million with DVB
   Bank AG and Natixis, as co-lenders, for pre- and post-delivery financing of the four PSVs under construction in India, and drew down $13.8 million under such financing in 2008;

 * Repurchased during 2008 a total of 3,923,094 shares of our common stock as part of our Share Repurchase Program (extended until March
   31, 2009, retaining the original cumulative dollar limit of $50.0 million) at an average price of $4.97 per share for a total of about $19.5 million;

 * Total cargo loaded in 2008 in the River Business increased by 6%
   over same period of 2007;

 * Continued as planned with the construction of seven state-of-the-
   art PSV new buildings which will be added to the Company's five existing PSVs starting in 2009; and

 * In the Ocean Business, produced record revenues and EBITDA which include the effect of the Company's FFA coverage of the OBO
   Capesize fleet in this segment.

Fourth Quarter 2008 Highlights:

 * Recorded revenues of $71.4 million in the fourth quarter of 2008,
   30% higher than fourth quarter 2007 revenues of $54.8 million;

 * Recorded EBITDA of $23.0 million for the fourth quarter of 2008, compared with fourth quarter 2007 EBITDA of $21.7 million;

 * Recorded net income of $3.4 million, or EPS of $0.11, for the fourth quarter of 2008, compared to net income of $6.3 million, or
   EPS of $0.20, for the fourth quarter of 2007;

 * Excluding the effect of the discontinued operations: recorded
   EBITDA from continuing operations, income from continuing
   operations and EPS from continuing operations of $25.2 million,
   $12.4 million and $0.41 per share, respectively, for the fourth quarter of 2008 as compared with EBITDA from continuing operations, income from continuing operations and EPS of $23.6 million,
   $9.3 million and $0.29 per share, respectively, for the equivalent period of 2007;

 * Adjusted EBITDA, adjusted net income and adjusted EPS of $23.0 million, $0.0 million, and $0.00 per share, respectively, for the fourth quarter of 2008 as compared to adjusted EBITDA, adjusted net income and adjusted EPS of $19.1 million, $3.4 million and $0.11 per share, respectively, for the equivalent period of 2007; and

 * Excluding the effect of the discontinued operations: adjusted
   EBITDA from continuing operations, adjusted income from
   continuing operations and adjusted EPS from continuing operations of $25.2 million, $9.0 million and $0.30 per share, respectively, for the fourth quarter of 2008 as compared with adjusted EBITDA from continuing operations, adjusted income from continuing operations and adjusted EPS from continuing operations of $21.0 million, $6.4 million, $0.20 per share, respectively, for the equivalent period of 2007.

Passenger Segment discontinued in December 2008(3):

 * Passenger segment was discontinued and only remaining vessel (Blue
   Monarch) is currently held for sale;

 * Passenger segment is accounted for as a discontinued operation in our 20-F 2008 filing; negative EBITDA for the full year 2008 from discontinued operations of ($6.7) million, vs. EBITDA of $1.1 million for the same period of 2007; and

 * Loss from discontinued operations, net of income tax for full year
   2008 was ($16.4) million(4), or EPS of ($0.51) as compared to a loss from discontinued operations, net of income tax, of ($3.9)
   million, or EPS of ($0.12) for the same period of 2007.

Felipe Menendez, Ultrapetrol's President and Chief Executive Officer, said, "During 2008, Ultrapetrol generated record results and further strengthened its market positions in all three core business segments despite the challenging economic environment. Revenues above $303.0 million and net income in excess of $47.5 million make 2008 the best year that the Company has reported so far. Complementing this success, the Company enhanced its considerable financial strength by securing 12-year financings for a total of over $168.0 million to cover our planned expansion in the River and Offshore Supply Businesses. We believe that the continued prudent investment in these businesses positions the Company well over the long-term. In our Offshore Supply Business, Ultrapetrol is poised to take advantage of favorable long-term fundamentals in Brazil as it meets customers' demand for modern supply vessels. In our River Business, our ongoing investment in both barges and pushboats will further enhance our competitive advantage in the Hidrovia."

Mr. Menendez continued, "In the Ocean Business, our strategy of partially hedging the earnings of our Capesize vessels with FFA agreements through 2010 has proven to be both prudent and timely. With these contracts in place covering 2009 and 2010, we have secured a substantial portion of the earnings of our vessels at levels above the current spot market. We have also exited the Passenger Business, focusing on our three core business segments. With a strong position in all its ongoing businesses as well as a conservative and very liquid balance sheet, we believe Ultrapetrol starts 2009 on a solid footing and will be in a position to benefit from the opportunities the market will no doubt present."

Overview of Financial Results

Total revenues for full year and fourth quarter 2008 were $303.6 million and $71.4 million, respectively, as compared with $193.8 million and $54.8 million, respectively, in the same periods of 2007.

EBITDA for full year and fourth quarter 2008 was $116.9 million and $23.0 million, respectively, as compared with $65.0 million and $21.7 million, respectively, in the same periods of 2007. The 2008 EBITDA for the full year and for the fourth quarter of 2008 include a non-cash gain of $11.7 million and $0.0 million on non-cash results from FFA hedges, respectively. Excluding the effect of the non-cash mark to market net gain on FFA hedges, the adjusted EBITDA for the full year and for the fourth quarter of 2008 is $105.1 million and $23.0 million respectively, compared to adjusted EBITDA for the full year and fourth quarter 2007 of $76.7 million and $19.1 million, respectively, after excluding a non-cash loss of ($11.7) million and a gain of $2.6 million on FFA hedges, respectively. For a reconciliation of EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Net income for the full year and fourth quarter 2008 was $47.5 million or $1.48 per share and $3.4 million or $0.11 per share, respectively, as compared with income of $4.4 million, or $0.14 per share, and income of $6.3 million, or $0.20 per share, respectively, during the same periods in 2007. The 2008 results include a non-cash mark-to-market net gain on FFA hedges of $11.7 million, or $0.36 per share, and $0.0 million in non-cash results from FFA hedges (full year and fourth quarter 2008, respectively) and a deferred income tax gain of $5.0 million, or $0.16 per share, and a deferred income tax gain of $3.4 million, or $0.11 per share (full year and fourth quarter 2008, respectively), from unrealized foreign currency exchange rate losses on U.S. dollar denominated debt of our Brazilian subsidiary in the Offshore Supply Business. Net Income for the full year and fourth quarter 2008, excluding the effect of both above items, is a gain of $30.8 million, or $0.96 per share, and a loss of ($0.0) million, or ($0.00) per share, respectively.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, "We believe that the past measures management has taken to enhance the Company's earnings power and visibility bode well for Ultrapetrol in 2009. Specifically, in the Ocean Business, our FFA agreements provide a solid base for the earnings of our OBO Capesize vessels, with counterparty risk now limited to two major international grain houses and the balance placed through a clearing house with margin deposits. In the Offshore Supply Business, our vessels operating in Brazil are employed through the second and third quarters of 2009 at attractive rates. In addition, we have secured for our sixth PSV, which is expected to be delivered in the second quarter of 2009, an attractive four year time charter. We also expect to see cost and efficiency gains as a result of our investment in the River Business to positively impact our results in 2010 when, with a normal rainfall, agricultural volumes will provide a solid utilization of the fleet. We have maintained our financial flexibility with over $105 million in unrestricted cash at year end 2008. Our liquidity has never been stronger, with no financing renegotiations or covenant waiver requests on the horizon."

Business Segment Highlights

River

Our River Business experienced a 6% increase in the volume of cargo loaded in the full year of 2008 as compared with the same period of 2007. Full year 2008 River segment EBITDA was $14.4 million versus $17.7 million in 2007. EBITDA generated in the fourth quarter of 2008 was $0.4 million as compared with $1.8 million in 2007. For a reconciliation of EBITDA to cash flows from operating activities, please see the tables at the end of this release below. The River segment results of the fourth quarter of 2008 were impacted by two factors, namely a freeze of soybean exports due to the global credit crisis resulting in severe difficulties for opening letters of credit, and low water levels in the High Paraguay River. Additionally, a reduction in worldwide demand reduced considerably iron ore shipments. Water levels have reverted to normality in the first quarter of 2009 and letter of credit issues have gradually been resolved.

The soybean crop in the Hidrovia region is expected to be significantly affected in 2009 by one of the most severe droughts of the last 70 years in South America. Illustrative of this effect is the latest 2009 USDA estimate for the Paraguayan soybean crop, which estimates a production of 4.0 million tons, a significant downward revision from what would have been a normal crop consistent with a larger seeded area as forecasted by USDA in October 2008 (of 7.2 million tons) for Paraguayan production. Given a normal rainfall in 2010, the expansion of the seeded area at the same average yield per hectare than that originally projected for 2009, should produce a crop of about 7.7 million tons or close to 1 million tons larger than that of 2008, thus restoring utilization ratios and revenues. Iron ore production at the three mines serviced by this river system will probably not expand in 2009 or 2010 at the rate that had been previously anticipated but we are not foreseeing a long-term decline from 2008 iron ore volumes either.

We believe that our new shipyard, which we expect to commence full production in the second half of 2009, will play a long-term strategic role cost effectively supplying the capacity that will be required by us to ship the growing volumes of soybeans produced in the region and that will replace a large proportion of the third party fleet which will become obsolete over the next 5 years. In the first half of 2008 we shipped from the U.S. and placed into operation 57 Mississippi dry barges and three push boats. Although still running on diesel oil, we have successfully employed some of these new larger boats for pushing bigger convoys at faster speeds, having partially been able to put into effect the substantial gain in efficiency that we intend to achieve with the re-engining and re-powering program. We are progressing with the construction of a new push boat and the modification of an existing one, both of which will be equipped with new, more powerful heavy fuel engines and which we expect to put into operation during the second half of 2009.

Offshore Supply

In our Offshore Supply Business, we had five vessels in operation for the whole of 2008. A sixth vessel under construction in Brazil is expected to be delivered in the second quarter of 2009. The EBITDA generated by the Offshore Supply segment in 2008 was $21.5 million, or 15% higher than the $18.6 million generated in 2007. Fourth quarter 2008 EBITDA in this segment was $6.3 million as compared with $2.9 million in the same period of 2007. For a reconciliation of EBITDA to cash flows from operating activities, please see the tables at the end of this release below. The fourth quarter 2008 results of operation reflect the positive impact of a full quarter in operation of the UP Topazio (which had been positioned to the North Sea during the same quarter of 2007), and $3.0 million in realized and non realized gains from our forward sales of British Pounds charterhire effected to protect our U.S. dollar income from an adverse fluctuation in British Pound exchange rates against U.S. dollars in 2009.

As previously announced, our vessels operating in Brazil remained employed through the fourth quarter of 2008 and into the second and third quarters of 2009 on long-term charters.

In June 2008 we successfully completed a pre-and-post delivery financing package of up to $93.6 million with DVB Bank AG and Natixis for our PSV constructions in India. We have drawn down $13.8 million in accordance with the progress of our constructions.

We expect to receive our sixth PSV (the UP Rubi) from the shipyard in Brazil in the second quarter of 2009. This vessel has been chartered for four years at a rate in excess of $30,000 per day.

Vessel time charter rates remained strong during the fourth quarter and we have all our vessels committed at fixed rates through the winter months in the North Sea. We believe that the Brazilian market will grow substantially and rates in Brazil will remain attractive due to the support of Petrobras' aggressive Capex plans, while the North Sea market has temporarily weakened on the back of its fundamentals due to the decrease in oil prices and the financial crisis. Our fleet has the advantage of being very modern and technologically capable of supporting deep sea oil drilling, which we believe to be the future in offshore exploration. Additionally, our Brazilian-flagged / built vessels provide our fleet with privileged access to cabotage in Brazilian waters.

Ocean

Our Ocean segment generated EBITDA of $91.8 million in 2008. These results include a non-cash mark-to-market net gain on FFA hedges of $11.7 million. Total EBITDA for this segment excluding these non-cash gains was $80.1 million as compared with $36.4 million for the same period in 2007 (after allowing for an analogous exclusion of a non-cash mark-to-market net loss on FFA hedges of $11.7 million), a 220% improvement.

For the fourth quarter of 2008, our Ocean segment EBITDA was $23.5 million as compared to $18.3 million in the same period of 2007. For a reconciliation of EBITDA to cash flows from operating activities, please see the tables at the end of this release below.

During 2008 and the first quarter of 2009 we continued with our revenue hedging strategy, which we believe provides us with good cash flow generation visibility from this segment.(5) We have now covered approximately 71% (based on four vessels) and 69% (based on three vessels) of our exposure in the OBO Capesize fleet for the remainder (March 15 to December 31) of 2009 and full year 2010, respectively. Our FFA coverage will represent an estimated Gross Profit Contribution of approximately $51.4 million and $28.4 million in full year 2009 and 2010, respectively, for these vessels if the balance of free time was fixed at the current prevailing forward market rates.

Including the Product Tanker Austral which we have taken on a 3-year bareboat charter from an unrelated third party, we have taken a total of four vessels in our Product Tanker fleet in 2008 (Miranda I, Amadeo, Alejandrina and Austral) which continue to be employed in the South America on medium / long-term charters with the Oil Majors which operate in the region.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as EBITDA, and any adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Wednesday, March 18, 2009, at 10:00 a.m. ET accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 888-566-7609 (toll-free U.S.) or +1 415 228-5019 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 866-466-0581 (toll-free U.S.) or +1 203 369-1440 (outside of the U.S.); passcode: 31809. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers oil-bulk-ore vessels and a Capesize bulk carrier. More information on the company can be found at http://www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3164

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

 (1) EBITDA is not an accounting measure used in Generally Accepted
 Accounting Principles or GAAP as described below.  The tables set out at the end of this release include reconciliations of EBITDA to segment operating profit and cash flow from operations.

 (2) For a detailed explanation of these adjustments and other adjustments elsewhere in this Press Release, see "Overview of
 Financial Results" and the tables included under the Supplemental
 Information section of this Press Release.

 (3) Our financial statements and results of operations included in this Press Release and those filed under Form 20-F on March 17, 2009 with the US SEC include the Passenger Business Segment results as discontinued operations for all periods presented.

 (4) Includes a $5.8 million write-off on the carrying value of the
 Blue Monarch

 (5) For a detailed description of each of the FFA transactions please refer to our 2008 Annual Results filed today on Form 20-F with the
 U.S. SEC.

ULTR - G

Summary consolidated financial data

The following table sets forth Ultrapetrol's summary consolidated financial information and other operating data. You should carefully read the company's audited consolidated financial statements, and the information set forth in Ultrapetrol's 2008 Annual Report on Form 20-F, as filed with the Securities and Exchange Commission under "Management's discussion and analysis of financial condition and results of operations" for additional financial information about the Company. Ultrapetrol derived its summary consolidated statement of income data for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, and its summary consolidated balance sheet data as of December 31, 2004, 2005, 2006, 2007 and 2008, from its audited consolidated financial statements. Operations of our Passenger Business are presented as discontinued operations on a net tax basis. Please refer to the footnotes to Ultrapetrol's consolidated financial statements for a discussion of the basis on which the Company's consolidated financial statements are presented.

                                Year Ended December 31,
                   2004       2005       2006       2007       2008
                   ----       ----       ----       ----       ----
                                (Dollars in thousands)
 Statement of
  Income Data:
  Revenues         $95,160   $110,952   $144,615   $193,807   $303,575
  Operating
   expenses(1)     (40,815)   (63,735)   (78,236)  (104,507)  (164,476)
  Depreciation
   and
   amortization    (18,688)   (20,229)   (24,714)   (30,268)   (38,620)
   Administrative
    and
    commercial
    expenses        (9,007)    (8,852)   (14,416)   (20,355)   (24,396)
  Other
   operating
   income
   (expenses)          784     22,021       (198)    10,944      6,513
                ------------------------------------------------------
  Operating
   profit           27,434     40,157     27,051     49,621     82,596

  Financial
   expense and
   other
   financial
   expenses(2)     (16,134)   (17,494)   (18,921)   (20,440)   (30,542)
  Financial loss
   on
   extinguishment
   of debt          (5,078)        --     (1,411)        --         --
  Financial
   income              119      1,152        733      2,916      1,156
  Gain (losses)
   on derivatives,
   net                  --         --         --    (17,801)     8,816
  Investment in
   affiliates          406       (497)       588        (28)      (442)
  Other, net           174        384        859       (339)      (558)

  Income from
   continuing
   operations
   before income
   tax and
   minority
   interest          6,921     23,702      8,899     13,929     61,026
  Income taxes        (642)      (786)    (2,101)    (4,832)     4,173
  Minority
   interest         (1,140)    (9,797)    (1,919)      (739)    (1,228)

  Income from
   continuing
   operations       $5,139    $13,119     $4,879     $8,358    $63,971
  Income (loss)
   from
   discontinued
   operations(3)        --     $1,449     $5,647    $(3,917)  $(16,448)
  Net Income        $5,139    $14,568    $10,526     $4,441    $47,523
                ======================================================

 Basic income
  (loss) per
  share
  From continuing
   operations        $0.33      $0.85      $0.27      $0.26      $1.99
  From
   discontinued
   operations           --      $0.09      $0.32     $(0.12)    $(0.51)
                ------------------------------------------------------
                     $0.33      $0.94      $0.59      $0.14      $1.48
 Diluted income
  (loss) per
  share
  From continuing
   operations        $0.33      $0.85      $0.27      $0.26      $1.99
  From
   discontinued
   operations           --      $0.09      $0.31     $(0.12)    $(0.51)
                ------------------------------------------------------
                     $0.33      $0.94      $0.58      $0.14      $1.48
 Basic weighted
  average
  number of
  shares        15,500,000 15,500,000 17,965,753 31,596,346 32,114,199
 Diluted
  weighted
  average
  number of
  shares        15,500,000 15,500,000 18,079,091 31,923,350 32,213,741

 Balance Sheet
  Data (end of
  period):
  Cash and cash
   equivalents     $11,602     $7,914    $20,648    $64,262   $105,859
  Restricted
   cash              2,975      3,638         --         --      2,478
  Working
   capital(4)       13,441     26,723     31,999     64,768    135,746
  Vessels and
   equipment,
   net             160,535    154,769    299,600    452,544    552,683
  Total assets     273,648    278,282    426,379    622,160    825,059
  Total debt(5)    220,413    211,275    220,685    334,514    415,507
  Shareholders'
   equity           28,910     43,474    179,429    253,142    371,889

 Statement of
  Cash Flow Data:
  Total cash
   flows from
   operating
   activities       23,129     16,671     28,801     41,900     71,257
  Total cash
   flows used in
   investing
   activities      (57,556)   (26,725)  (104,029)  (200,648)   (87,991)
  Total cash
   flows from
   financing
   activities       37,781      6,366     87,962    202,362     58,331

  Consolidated
   EBITDA          $45,681    $55,828    $62,417    $64,968   $116,859
                ======================================================

 (1) Operating expenses are voyage expenses and running costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums and lubricants and certain drydocking costs.

 (2) Includes a $5.4 million loss in 2008 due to fluctuations in foreign currencies against the U.S. dollar.

 (3) Net of income tax effect.

 (4) Current assets less current liabilities.

 (5) Includes accrued interests.

      CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2008 AND 2007
     (Stated in thousands of U.S. dollars, except par value and share amounts)

                                                      At December 31,
                                                    ------------------
                                                      2008      2007
                                                    --------  --------
 ASSETS

  CURRENT ASSETS

   Cash and cash equivalents                        $105,859  $ 64,262
   Restricted cash                                     2,478        --
   Accounts receivable, net of allowance for
    doubtful accounts of $432 and $248 in 2008 and
    2007, respectively                                17,782    15,580
   Receivables from related parties                      363     2,804
   Operating supplies                                  4,059     4,676
   Prepaid expenses                                    5,294     3,108
   Receivables from derivative instruments            44,152        --
   Other receivables                                  23,073    13,804
   Other assets                                        4,852     1,007
                                                    --------  --------
    Total current assets                             207,912   105,241
                                                    --------  --------
  NONCURRENT ASSETS

   Receivables from derivative instruments            20,078        --
   Other receivables                                  11,600     7,696
   Receivables from related parties                    4,873     2,280
   Restricted cash                                     1,170    19,647
   Vessels and equipment, net                        552,683   452,544
   Dry dock                                            3,953     4,428
   Investment in affiliates                            1,815     2,257
   Intangible assets                                   2,174     2,961
   Goodwill                                            5,015     5,015
   Other assets                                        9,049    17,243
   Deferred income tax assets                          4,737     2,848
                                                    --------  --------
    Total noncurrent assets                          617,147   516,919
                                                    --------  --------
    Total assets                                    $825,059  $622,160
                                                    ========  ========

 LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS'
  EQUITY

  CURRENT LIABILITIES

   Accounts payable                                 $ 21,747  $ 16,813
   Payable to related parties                             15       718
   Accrued interest                                    2,567     2,579
   Current portion of long-term financial debt        43,421    17,795
   Other liabilities                                   4,416     2,568
                                                    --------  --------
    Total current liabilities                         72,166    40,473
                                                    --------  --------
  NONCURRENT LIABILITIES

   Long-term financial debt                          369,519   314,140
   Deferred income tax liabilities                     6,515    10,663
                                                    --------  --------
    Total noncurrent liabilities                     376,034   324,803
                                                    --------  --------
    Total liabilities                                448,200   365,276
                                                    --------  --------

  MINORITY INTEREST                                    4,970     3,742
                                                    --------  --------

  SHAREHOLDERS' EQUITY
   Common stock, $01 par value: 100,000,000
    authorized shares; 29,519,936 and 33,443,030
    shares outstanding in 2008 and 2007,
    respectively                                         334       334
   Additional paid-in capital                        268,425   266,647
   Treasury stock 3,923,094 shares at cost           (19,488)       --
   Accumulated earnings (deficit)                     57,195     9,672
   Accumulated other comprehensive income (loss)      65,423   (23,511)
                                                    --------  --------
   Total shareholders' equity                        371,889   253,142
                                                    --------  --------
   Total liabilities, minority interest and
    shareholders' equity                            $825,059  $622,160
                                                    ========  ========

 The following table reconciles our EBITDA to our cash flows from operating activities:

                                    Year Ended December 31,
                            2004     2005     2006     2007     2008
                            ----     ----     ----     ----     ----

                                     (Dollars in thousands)

 Net cash provided by
  operating activities
  from continuing
  operations              $23,129  $16,112  $22,030  $40,451   $79,902
 Net cash (used in)
  provided by operating
  activities from
  discontinued operations      --      559    6,771    1,449    (8,645)
 Total cash flows from
  operating activities     23,129   16,671   28,801   41,900    71,257
  Plus
  Adjustments from
   continuing operations
 Increase / Decrease in
  operating assets and
  liabilities              (3,747)  (1,973)   7,162    6,354    15,415
 Expenditure for dry
  docking                  11,139    8,427    4,678    2,724     3,105
 Income taxes                 642      786    2,101    4,832    (4,173)
 Financial expenses        16,134   17,494   18,921   20,440    25,128
 Net gain (losses) on
  derivatives, net             --       --       --  (17,801)    8,816
 Gain on disposal of
  assets                       41   21,867      630   10,282        --
 Premium paid on
  redemption of preferred
  shares                       --       --      914       --        --
 Other adjustments         (1,657) (11,085)  (3,496)  (3,384)   (4,647)

  Adjustments from
   discontinued operations
 Increase / Decrease in
  operating assets and
  liabilities                  --    1,994    2,344   (2,114)    1,457
 Expenditure for dry
  docking                      --       --      158    2,124       289
 Income taxes                  --       --      100       54        --
 Financial expenses            --    1,647      104     (262)      212
 (Gain) on disposal of
  assets                       --       --       --     (181)       --
 Other adjustments             --       --       --       --        --

 EBITDA from continuing
  operations              $45,681  $51,628  $52,940  $63,898  $123,546
 EBITDA from discontinued
  operations                   --   $4,200   $9,477   $1,070   $(6,687)
 Consolidated EBITDA      $45,681  $55,828  $62,417  $64,968  $116,859
                          ============================================

EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management's discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include the following:

 * EBITDA does not reflect our cash expenditures, or future
   requirements for capital expenditures or contractual commitments,

 * EBITDA does not reflect changes in, or cash requirements for, our working capital needs,

 * EBITDA does not include income taxes, which are a necessary and ongoing cost of our operations,

 * EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

 * EBITDA does not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

 * Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and
   EBITDA does not, therefore, reflect any cash requirements for such replacements; and

 * EBITDA can be affected by the lease rather than purchase of fixed assets.

 The following table reconciles our EBITDA to our Operating Profit per business segment for the year ended December 31, 2008:

 ($000)                               Year Ended December 31, 2008
                                          Offshore
                                  River    Supply     Ocean     TOTAL
 ---------------------------------------------------------------------

 Segment operating profit (loss)  $2,736   $14,896   $64,964   $82,596
 Depreciation and amortization    12,602     4,879    21,139    38,620
 Investment in affiliates /
  Minority interest                 (268)   (1,229)     (173)   (1,670)
 Net Gains (Losses) on
  derivatives, net                    --     2,954     5,862     8,816
 Other Net                          (629)       25        46      (558)

 ---------------------------------------------------------------------
 Segment EBITDA                  $14,441   $21,525   $91,838  $127,804
 ---------------------------------------------------------------------

 Items not included in segment
  EBITDA
 Financial income                                                1,156
 Other financial expenses                                       (5,414)
 From discontinued operations                                   (6,687)

 =====================================================================
 Consolidated EBITDA                                          $116,859
 =====================================================================

 Adjustments:

 Net Gains (Losses) on
  derivatives, net                                   (11,719)  (11,719)

 =====================================================================
 Adjusted Consolidated EBITDA                                 $105,140
 =====================================================================

 The following table reconciles our EBITDA to our Operating Profit per business segment for the year ended December 31, 2007:

 ($000)                               Year Ended December 31, 2007
                                          Offshore
                                  River    Supply     Ocean     TOTAL
 ---------------------------------------------------------------------

 Segment operating profit (loss)  $8,648   $15,037   $25,936   $49,621
 Depreciation and amortization     9,771     4,335    16,162    30,268
 Investment in affiliates /
  Minority interest                 (141)     (745)      119      (767)
 Net Gains (Losses) on
  derivatives, net                    --        --   (17,801)  (17,801)
 Other Net                          (591)       17       235      (339)

 ---------------------------------------------------------------------
 Segment EBITDA                  $17,687   $18,644   $24,651   $60,982
 ---------------------------------------------------------------------

 Items not included in segment
  EBITDA
 Financial income                                                2,916
 From discontinued operations                                    1,070

 =====================================================================
 Consolidated EBITDA                                           $64,968
 =====================================================================

 Adjustments:

 Net Gains (Losses) on
  derivatives, net                                    11,719    11,719

 =====================================================================
 Adjusted Consolidated EBITDA                                  $76,687
 =====================================================================

 The following table reconciles our EBITDA to our Operating Profit per business segment for the fourth quarter ended December 31, 2008:

 -----------------------------  --------------------------------------
 (In $ 000's)                   Fourth Quarter Ended December 31, 2008
                                              (Unaudited)
                                          Offshore
                                  River    Supply     Ocean     TOTAL
 -----------------------------   -------  --------   -------   -------

 Segment operating profit        ($2,337)   $2,495   $16,957   $17,115

 Depreciation and amortization     3,058     1,251     6,555    10,864
 Investment in affiliates /
  Minority interest                 (150)     (365)      (42)     (557)

 Net Gains (Losses) on
  derivatives, net                    --     2,954         0     2,954
 Other, net                         (178)       (1)       40      (139)
 -----------------------------   -------  --------   -------   -------
 Segment EBITDA                     $393    $6,334   $23,510   $30,237
 -----------------------------   -------  --------   -------   -------

 Items not included in segment
  EBITDA

 Financial income                                                  328
 Other Financial expenses                                       (5,414)
 From discontinued operations                                   (2,116)

 =====================================================================
 Consolidated EBITDA                                           $23,035
 =====================================================================

 The following table reconciles our EBITDA to our Operating Profit per business segment for the fourth quarter ended December 31, 2007:

 -----------------------------  --------------------------------------
 (In $ 000's)                   Fourth Quarter Ended December 31, 2007
                                              (Unaudited)
                                          Offshore
                                  River    Supply     Ocean     TOTAL
 -----------------------------   -------  --------   -------   -------

 Segment operating profit          ($614)   $1,961   $14,896   $16,243

 Depreciation and amortization     2,637     1,160     5,194     8,991
 Investment in affiliates /
  Minority interest                  (69)     (225)     (424)     (718)

 Net Gains (Losses) on
  derivatives, net                    --        --    (1,566)   (1,566)
 Other, net                         (176)        0       209        33
 -----------------------------   -------  --------   -------   -------
 Segment EBITDA                   $1,778    $2,896   $18,309   $22,983
 -----------------------------   -------  --------   -------   -------

 Items not included in segment
  EBITDA

 Financial income                                                  628
 Other Financial expenses                                            0
 From discontinued operations                                   (1,914)

 =====================================================================
 Consolidated EBITDA                                           $21,697
 =====================================================================

 Adjustments:

 Non-cash gains on FFAs                                              0
 Cash settlements on FFAs                             (2,596)   (2,596)

 =====================================================================
 Adjusted Consolidated EBITDA                                  $19,101
 =====================================================================

 The following table shows the Operating Profit segment breakdown for the twelve and three months period ended December 31, 2008 and 2007

                                    Year ended
                                   December 31,         (Unaudited)
 -----------------------------  ------------------  ------------------
 (In $ 000's)                     2008      2007      4Q 08     4Q 07
 -----------------------------  ------------------  ------------------
 Revenues
  Attributable to River
   Business                     $126,425   $93,940   $25,750   $24,275
  Attributable to Offshore
   Supply Business                43,907    41,514    10,727    11,361
  Attributable to Ocean
   Business                      133,243    58,353    34,955    19,116

 -----------------------------  ------------------  ------------------
 Total revenues                  303,575   193,807    71,432    54,752
 -----------------------------  ------------------  ------------------

 Voyage expenses
  Attributable to River
   Business                      (66,782)  (42,673)  (13,921)  (12,906)
  Attributable to Offshore
   Supply Business                (1,902)   (1,822)     (455)     (756)
  Attributable to Ocean
   Business                       (6,606)   (2,059)   (2,370)   (1,548)

 -----------------------------  ------------------  ------------------
 Total voyage expenses           (75,290)  (46,554)  (16,746)  (15,210)
 -----------------------------  ------------------  ------------------

 Running costs
  Attributable to River
   Business                      (37,012)  (26,149)   (9,893)   (7,472)
  Attributable to Offshore
   Supply Business               (16,719)  (13,991)   (3,943)   (4,413)
  Attributable to Ocean
   Business                      (35,455)  (17,813)   (8,711)   (6,093)

 -----------------------------  ------------------  ------------------
 Total running costs             (89,186)  (57,953)  (22,547)  (17,978)
 -----------------------------  ------------------  ------------------

 Amortization of Dry Dock &
  Intangible Assets               (4,367)   (7,385)   (1,023)   (1,714)
 Depreciation of Vessels and
  Equipment                      (34,253)  (22,883)   (9,841)   (7,277)
 Administrative and commercial
  expenses                       (24,396)  (20,355)   (6,983)   (6,696)
 Other operating income
  (expenses)                       6,513    10,944     2,823    10,366

 -----------------------------  ------------------  ------------------
 Operating Profit                $82,596   $49,621   $17,115   $16,243
 -----------------------------  ------------------  ------------------
  Attributable to River
   Business                       $2,736    $8,648   ($2,337)    ($614)
  Attributable to Offshore
   Business                      $14,896   $15,037    $2,495    $1,961
  Attributable to Ocean
   Business                      $64,964   $25,936   $16,957   $14,896

CONTACT:  The IGB Group
          Investor and Media Contact
          Leon Berman
          212-477-8438